July 12, 2006

Daniel L. Gordon, Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

RE:	Global Signal Inc.

Form 10-K for the year ended December 31, 2005

Filed March 16, 2006

File No. 1-32168

Dear Mr. Gordon:

Global Signal Inc. (the “Company”) has reviewed the Comments (the “Comments”) of the Staff of the Commission (the “Staff”) set forth in the Staff’s letter of June 23, 2006 (the “Comment Letter”), regarding the Company’s Form 10-K for the year ended December 31, 2005 (the “Form 10-K”).

Set forth below in this letter are the Company’s responses to the Comments raised in the Comment Letter. For the convenience of the Staff, we have restated in this letter each of the Comments in the Comment Letter. Capitalized terms used and not defined have the meanings given in the Form 10-K.

Non-GAAP Financial Measures, page 74

1.	It appears that you have excluded multiple recurring items from adjusted EBITDA and adjusted FFO. Please tell us how you determined that it is appropriate to exclude straight-line portion of revenues and expenses, loss on early extinguishment of debt, gain (loss) on sale of properties, gain (loss) on derivative instruments and impairment loss on assets held for sale from adjusted EBITDA and adjusted FFO. Straight-line portion of revenues and expenses appears to be related to a cash flow item and would not be appropriate for an operating measure. See question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

As noted in Item 7 of our 10-K, we use adjusted EBITDA and adjusted FFO as a measure of our operating performance, not as a liquidity measure. We believe these measures are useful because they provide an alternative indication of operating performance consistent with that used by management to evaluate our performance. These measures enable the reader to evaluate our performance without the impact of scheduled increases in revenues and expenses and various gains and losses that make comparisons within our industry more difficult.

We believe that the impact of scheduled increases in revenues and expenses on our operating performance, based on the amount of annual increases and the duration of the contracts, differs from our peers. For instance, Global Signal’s straight line revenues as a percent of total revenues are significantly higher than our peers. We believe that this is caused by a few large contracts that Global Signal entered into in 2005 that are ten years in length while the industry standard is five years.

301 North Cattlemen Road • Sarasota, FL • 34232 • 888.748.3482 • 941.364.8886 • fax 941.364.8761 •gsignal.com

Daniel L. Gordon, Branch Chief
U.S. Securities and Exchange Commission	Page #2

In addition, we believe the removal of loss on early extinguishment of debt, gain (loss) on sale of properties, gain (loss) on derivative instruments and impairment loss on assets held for sale provides a basis to evaluate the operations of our existing tower portfolio and to facilitate comparisons within our industry.

2.	You indicate that adjusted FFO is an appropriate measure of the performance of REITs because it provides investors with an understanding of our ability to incur and service debt and make capital expenditures. This appears to be a liquidity measure and should be reconciled to cash flow from operations. Please revise or advise us why a restatement is not necessary.

Funds from Operations (“FFO”) has been defined for REITs by the National Association of Real Estate Investment Trusts (“NAREIT”). This definition is contained in a white paper that NAREIT discussed with the Commission in 2002. This white paper computes FFO from net income and states that FFO is not a liquidity measure. Our adjusted FFO calculation also begins with net income which is consistent with NAREIT’s white paper. We have not presented and do not use adjusted FFO as a measure of liquidity. We believe that the disclosures on page 75 of Form 10-K properly describe the limitations of adjusted FFO.

In future filings, we will disclose FFO as defined for REITs by NAREIT in its white paper. In addition, we will provide supplemental disclosure on our computation of adjusted FFO. We will also revise our disclosures in future filings to further clarify the use of adjusted FFO as a measure of operating performance.

Sprint Master Lease, page F-16

3.	Please tell us how you have accounted for the option to purchase all of the Sprint towers before the expiration of your lease in 2037. Please cite the accounting literature that you have relied upon.

As noted in Footnote 3 to the 2005 financial statements we accounted for the Sprint Transaction “as a capital lease reflecting the substance similar to an acquisition”. Under SFAS No. 13, Paragraph 10 “the lessee shall record a capital lease as an asset … at an amount equal to the present value at the beginning of the lease term of the minimum lease payments during the lease term”. Minimum lease payments are defined in Paragraph 5 of SFAS No. 13 and do not include a purchase option unless it is a bargain purchase option. In our judgment the $2.3 billion purchase option at the end of the Sprint lease is not a bargain purchase option.

We also note that under SFAS 133 Accounting for Derivative Instruments and Hedging Activities, an option to purchase real estate is not considered to be a derivative because real estate is a unique financial asset that is not readily convertible to cash.

In summary, we believe that our accounting for the option is appropriate.

Please contact the undersigned at 941.308.5280 or Jeffrey Foster at 941.308.3587 should you require further information or have any questions. Please fax any further comments to the undersigned at 941.308.4180.

Cordially,

/s/ Steven G. Osgood

Steven G. Osgood

Executive Vice President and Chief Financial Officer

301 North Cattlemen Road • Sarasota, FL • 34232 • 888.748.3482 • 941.364.8886 • fax 941.364.8761 •gsignal.com